Exhibit 99.1

Press release, dated April 20, 2007: "Corgi International Limited Files with the Securities and Exchange Commission a Form F-3 Registering ADSs For Resale and Form 6-K Containing Financial Statements and Executive Employment Agreements"

HONG KONG--(BUSINESS WIRE)--Corgi International Limited (Nasdaq GM:CRGI) today announced that it has notified Lucasfilm Ltd. that the company has withdrawn its offer to secure a new license agreement for Star Wars products starting January 1, 2008. The company's existing license with Lucasfilm Ltd. for Star Wars products expires on December 31, 2007. Lucasfilm Ltd. had previously notified the company that it was not willing to provide a new license on the terms proposed by the company. Corgi believes that it is not in the best interest of its shareholders to accept a new license on the terms proposed by Lucasfilm Ltd.

While Corgi does not expect to secure a new license for Star Wars products from Lucasfilm Ltd. starting January 1, 2008, the company continues to expect to generate approximately 20% of total net sales for the fiscal year ending March 31, 2008 from sales of products from the licensed properties of Lucasfilm Ltd. As such, the company is maintaining the guidance issued on February 20, 2007 regarding the fiscal year ending March 31, 2008.

CEO Michael Cookson commented, "We have enjoyed our six year relationship with Lucasfilm Ltd. and the work that we have done with Lucasfilm Ltd. to help grow and expand the Star Wars franchise. Jointly, we have developed some of the highest quality and coolest products for the core Star Wars fans. At the same time, Corgi is committed to building a healthy, profitable company. Unfortunately, the company and Lucasfilm Ltd. were unable to agree on terms for securing a new license starting in January 1, 2008. We look forward to continuing to develop growth opportunities at Corgi, thanks to our product development expertise, our strong distribution and our portfolio of license and non license business."

About Corgi International

Corgi International develops and markets innovative, high-quality licensed and unlicensed pop culture collectibles, gifts and toys ranging from high-end movie and television prop replicas to lower price-point gifts and toys. The company holds licenses for pop culture collectibles, gifts and toys for many of the highest grossing film franchises of all time including Batman, Disney Classics, Harry Potter, James Bond, Pirates of the Caribbean, Star Trek, Spiderman 3, and Star Wars. The company is headquartered in Hong Kong, with offices in Walnut Creek, CA, Chicago, IL, and the United Kingdom.

Caution Regarding Forward-Looking Statements

Certain statements in this release are forward-looking, including statements concerning anticipated revenues and margins. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and licensing partners, and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2006 and the risk factors described in the Company's Form F-3 filed with the Securities and Exchange Commission on April 19, 2007. The company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

Contact:

The BlueShirt Group
Peter Ausnit, 415-217-5863 (Investor Relations)
Peter@BlueShirtGroup.com